**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated April 28, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>    No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>    No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>    No <u>X</u>

Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES THE GRANTING OF RIGHTS TO ACQUIRE ANGLOGOLD ASHANTI ORDINARY SHARES TO DIRECTORS OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME.



## ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold" or "the Company")

ISIN: ZAE000043485    JSE Share code: ANG

_____

### GRANTING OF RIGHTS TO ACQUIRE ANGLOGOLD ASHANTI ORDINARY SHARES
### TO DIRECTORS OF ANGLOGOLD ASHANTI LIMITED
### IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

_____

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of awards by the Company to acquire AngloGold Ashanti ordinary shares in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel.

| | | |
|---|---|---|
| Date of notification | : | 25 April 2006 |
| Effective date of award | : | 8 March 2006 |
| Strike price | : | Nil cost to participant (market value per share at date of grant was R308.00) |
| Vesting date | : | On 29 April 2005, shareholders approved the introduction of two new incentive plans.  The bonus share plan provides for the vesting of awards, in full, three years from the effective date of grant, provided that the participant is still in the employ of the company at the date of such vesting.  Awards granted in terms of the long-term incentive plan vests three years after the effective date of grant, subject to the achievement of the performance conditions under which the awards were made. As at the date of this announcement, no notification had been issued regarding awards to be made under the long-term incentive plan.  Any awards not exercised by 8 March 2016 will automatically expire |
| Class of security | : | Awards to acquire ordinary shares of the Company |
| Type of interest | : | Direct beneficial |

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

| Name | Designation | No. of awards made pursuant to the Bonus Share Plan | % of total awards granted |
|---|---|---|---|
| RM Godsell | Director | 6,140 | 2.4513% |
| R Carvalho Silva | Director | 3,045 | 1.2157% |
| NF Nicolau | Director | 3,045 | 1.2157% |
| S Venkatakrishnan | Director | 3,425 | 1.3674% |
| YZ Simelane | Managing Secretary | 875 | 0.3493% |
| Total awards granted to directors and company secretarial personnel | | 16,530 | 6.5994% |
| | | | |
| The awards above form part of a total grant of | | 250,483 | 100.0000% |
| Number of participants | | 1,313 | |

Johannesburg
28 April 2006

JSE Sponsor : UBS

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:  April 28, 2006

By:      /s/  C R Bull
Name:  C R Bull
Title:    Company Secretary